FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd
                        (011) 972-2-589-2840

                  Moshe Manor
                        Corporate VP – Global Products Division
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7579

FOR IMMEDIATE RELEASE

                  Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554

TEVA ANNOUNCES POTENTIAL NEUROPROTECTION PROPERTIES OF COPAXONE® DISCOVERED BY RESEARCHERS

New Evidence Shows Drug could Protect Patients From Neuronal Loss

Jerusalem, Israel, November 21, 2002 - Teva Pharmaceutical Industries, Ltd. (Nasdaq: TEVA) announced today that European researchers have uncovered new evidence that COPAXONE® (glatiramer acetate for injection) not only reduces relapse rate in relapsing-remitting multiple sclerosis (MS) but also encourages the release of a factor that helps protect the brain from axonal loss.

According to a study published in the November 2002 issue of *Brain*, COPAXONE® stimulates T-cells to produce the neuroprotection factor BDNF (brain-derived neurotrophic factor) in tissue culture using T-cells from a COPAXONE® patient. BDNF is one of the most potent factors that encourages nerve tissue survival and regulates neurotransmitter release and nerve growth. Several previous studies have shown that BDNF can rescue injured or degenerating neurons and encourage axonal outgrowth, remyelinations and nerve regeneration. It also can protect axons from elimination during the course of degenerative diseases.

"This study clearly shows that COPAXONE® stimulated T-cells produce the neurotrophic factor BDNF. Because we know BDNF plays an important role in protecting and healing axonal damage, it is an important finding and may be an additional mechanism of action for COPAXONE®," said Tjalf Ziemssen, Department of Neuroimmunology, Max Planck Institute of Neurobiology, Martinsried, Germany.
These new findings were further supported by an editorial in *Brain*.

COPAXONE® is now approved in 41 countries worldwide, including the U.S., Canada, Australia, Israel and all the European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd., and Aventis. In North America, COPAXONE® is marketed by Teva Neuroscience.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: November 21, 2002